Civeo Corporation

Three Allen Center

333 Clay Street, Suite 4980

Houston, Texas 77002

Telephone: (713) 501-2400

October 25, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Commodities

100 F Street, NE

Washington, D.C. 20549-3561

Attn:   Shannon Sobotka, Staff Accountant

William Demarest, Staff Accountant

RE:	Civeo Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36246

Ladies and Gentlemen:

This letter sets forth the responses of Civeo Corporation (the “Company,” “we,” and “our”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated October 11, 2017. We have repeated below the Staff’s comments and followed the comments with the Company’s responses.

Form 10-K for the Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Note 3. Impairment Charges, page 104

1.

Please tell us how asset groups compare to properties and clarify which properties have experienced impairment. Include within your response whether or not the properties identified as closed on pages 11-16 are impaired. For any unimpaired properties that were tested for impairment, show how the carrying values compare to the fair values.

Response:

A.	Please tell us how asset groups compare to properties and clarify which properties have experienced impairment.

Our properties consist of, among other things, villages, lodges, camps, and facilities where we conduct our operations. Certain of such properties may be combined into a single asset group. The following discussion summarizes the asset groups and impairments in each of our reportable segments during the relevant periods reported in our Annual Report on Form 10-K for the year ended December 31, 2016 (“2016 Form 10-K”).

Australia

Our Australia segment consists of 10 villages in several regions within the country. These properties are grouped in the following asset groups:

1.	Karratha – Pilbara Region, Western Australia
2.	Kambalda – Kambalda, Western Australia
3.	Calliope – Gladstone, Queensland
4.	Gunnedah Basin
a.	Narrabri – Gunnedah Basin, New South Wales
b.	Boggabri – Gunnedah Basin, New South Wales
5.	Bowen Basin
a.	Moranbah – Bowen Basin, Queensland
b.	Dysart – Bowen Basin, Queensland
c.	Nebo – Bowen Basin, Queensland
d.	Coppabella – Bowen Basin, Queensland
e.	Middlemount – Bowen Basin, Queensland

In general, the villages are operated on a village by village basis, except for the villages located in the Bowen Basin (Moranbah, Dysart, Nebo, Coppabella and Middlemount) and the Gunnedah Basin (Narrabri and Boggabri). For the villages in the Bowen and Gunnedah Basins, there are no identifiable cash flows largely independent of the cash flows of other assets and liabilities for each of the villages in such basins, and therefore, such villages are combined into asset groups. Factors such as commonality of customers, location, resource basins served and common monitoring by management result in the villages in the Bowen Basin to be treated as a single asset group and the villages in the Gunnedah Basin to be treated as a single asset group for the purposes of our impairment assessments.

The following table summarizes the impairments recorded in 2015 related to our Australia asset groups. There were no impairments in 2014 or 2016 related to such asset groups.

	Quarter ended
	June 30,	September 30,
	2015
Karratha	$9.5
Kambalda		$11.7
Calliope		12.3

Canada

Our Canada segment consists of numerous lodges and open camps, as well as our mobile camp assets and our manufacturing facility. These properties are grouped in the following asset groups:

1.	McClelland Lake Lodge – N. Athabasca
2.	Mariana Lake Lodge – S. Athabasca
3.	Conklin Lodge – S. Athabasca
4.	Anzac Lodge – S. Athabasca
5.	Sitka Lodge – Kitimat, British Columbia
6.	Wapasu and Henday Lodges – N. Athabasca
7.	Beaver River and Athabasca Lodges – N. Athabasca
8.	Boundary open camp – Saskatchewan
9.	Antler River open camp – Manitoba
10.	Red Earth open camp – Alberta
11.	Geetla open camp – British Columbia
12.	Pebble Beach open camp – Alberta
13.	Christina Lake open camp – Alberta
14.	Mobile camp assets
15.	Noble manufacturing facility
16.	Various land holdings in British Columbia purchased in anticipation of potential LNG related projects

In general, the lodges and open camps are operated on a lodge by lodge basis. For two sets of lodges (Wapasu/Henday and Beaver River/Athabasca), there are no identifiable cash flows largely independent of the cash flows of other assets and liabilities for such lodges, and therefore, such lodges are combined into single asset groups. Factors such as proximity to each other, commonality of customers and common monitoring by management result in the Wapasu Lodge and the Henday Lodge to be treated as a single asset group and the Beaver River Lodge and the Athabasca Lodge to be treated as a single asset group for the purposes of our impairment assessments.

The following table summarizes the impairments recorded in 2014, 2015 and 2016 related to our Canada asset groups:

	Quarter ended	Quarter ended	Quarter ended
	December 31,	September 30,	September 30,
	2014	2015	2016
Boundary		$6.9
Antler River		4.3
Red Earth	$5.6
Geetla	2.9
Christina Lake	1.9
Lakeside	0.5
Asset retirement assets		11.9
Mobile camp assets	6.3		$34.9
Various land holdings in British Columbia purchased in anticipation of potential LNG related projects			2.8

U.S.

Our U.S. segment consists of open camps in two geographical areas, mobile camp assets in various geographical areas, a manufacturing facility (which was sold in early 2015) and a waste-water treatment plant (WWTP). These properties are grouped in the following asset groups:

1.	Open camps
a.	Texas – we currently own and operate one open camp in Texas, our West Permian camp. Previously, we also owned the Three Rivers camp, which we sold in January 2016.
b.	Bakken – we currently own two open camps in the Bakken shale region of North Dakota, the Killdeer and the Stanley House camps.
2.	Offshore – this asset group includes mobile camp assets which are utilized in the Gulf of Mexico.
3.	Wellsites – this asset group includes mobile camp assets, primarily in the Rocky mountain corridor, the Bakken shale region and the Permian Basin region of Texas.
4.	Killdeer WWTP – this asset group represents a WWTP in Killdeer, North Dakota, which was constructed in early 2014.
5.	Johnstown facility – this facility was located in Colorado, and used to construct modular buildings. The Johnstown facility was sold in the first quarter 2015.

The following table summarizes the impairments recorded in 2014, 2015 and 2016 related to our U.S. asset groups:

	Quarter ended	Quarter ended		Quarter ended
	December 31,	March 31,	September 30,	March 31,
	2014	2015		2016
Open camps
Texas	$20.8
Bakken	12.2			$3.5
Wellsites	26.0		$20.5
Killdeer WWTP				4.9
Johnstown facility		$2.7

B.	Include within your response whether or not the properties identified as closed on pages 11-16 are impaired.

Henday Lodge – As noted on page 11 of our 2016 Form 10-K, the Henday Lodge is currently closed. However, it is included with the Wapasu Lodge as part of one asset group and the combined future undiscounted cash flows have exceeded the combined carrying value of the two lodges in all periods in which a trigger event was identified.

Antler River open camp – As noted on page 12 of our 2016 Form 10-K, the Antler River open camp is currently closed. It initially opened in 2015, but did not experience the expected level of occupancy. As such, in the quarter ended September 30, 2015, a trigger event was experienced and an impairment test was conducted. In step one, the carrying amount exceeded the future undiscounted cash flows of the asset group. Accordingly, we proceeded to step two of the impairment test, and recorded an impairment of $4.3 million, which reduced the book value to zero.

Boundary open camp – As noted on page 12 of our 2016 Form 10-K, the Boundary open camp is currently closed. It initially opened in 2014, but did not experience the expected level of occupancy. As such, in the quarter ended September 30, 2015, a trigger event was experienced and an impairment test was conducted. In step one, the carrying amount exceeded the future undiscounted cash flows of the asset group. Accordingly, we proceeded to step two of the impairment test, and recorded an impairment of $6.9 million, which reduced the book value to zero.

Geetla open camp – As noted on page 12 of our 2016 Form 10-K, the Geetla open camp is currently closed due to low activity in the region. During the fourth quarter 2014, it was determined that the open camp would be closed for 2015. As a result, a trigger event was identified. In step one, the carrying amount exceeded the future undiscounted cash flows of the asset group. Accordingly, we proceeded to step two of the impairment test, and recorded an impairment of $2.9 million, which reduced the book value to zero.

Pebble Beach open camp – As noted on page 12 of our 2016 Form 10-K, our Pebble Beach open camp is currently closed. As there were significant potential future projects which could be served by Pebble Beach, and as the facility was open as recently as early 2016, no trigger event had been identified through December 31, 2016 for the facility.

Calliope Village – As noted on page 14 of our 2016 Form 10-K, the Calliope Village is currently closed. During the third quarter of 2015, due to the sustained reduction of our share price throughout 2015, we reviewed the asset groups in Australia to determine if an indicator of impairment had occurred that would indicate that the carrying values of the asset groups might not be recoverable. We determined that the Calliope asset group had experienced an indicator of impairment, and thus compared the carrying value of the respective asset group to estimates of the undiscounted future cash flows for such asset group. The carrying amount exceeded the undiscounted future cash flows of the asset group. Accordingly, we proceeded to step two of the impairment test, and recorded an impairment of $11.7 million, which reduced the book value to approximately $2.7 million. We continue to evaluate this property as part of our ongoing impairment assessments. There has been no trigger event since the third quarter of 2015 to indicate further impairment.

Stanley House open camp – As noted on page 16 of our 2016 Form 10-K, the Stanley House open camp, one of the two open camps in the asset group, was closed in March 2016. Accordingly, it was determined that a trigger event existed for this asset group. The carrying amount exceeded the future undiscounted cash flows of the asset group. Accordingly, we proceeded to step two of the impairment test, and recorded an impairment of $3.5 million, which reduced the book value of the Bakken asset group (which includes the Killdeer open camp, which is currently operating) to approximately $2.9 million.

C.	For any unimpaired properties that were tested for impairment, show how the carrying values compare to the fair values.

Except as discussed below, in cases where the future undiscounted cash flows exceed the carrying amount of an asset group being tested for impairment, those asset groups continue to be recoverable, and we were not required to proceed to step two of the impairment standard. Accordingly, a fair value was not obtained for properties for which future undiscounted cash flows exceeded the carrying amount.

However, our Noble manufacturing facility was tested for impairment during the quarter ended September 30, 2016. As management was evaluating its future plans for the manufacturing business, including the potential sale of the plant, in conjunction with the evaluation, management obtained a third party appraisal of the property. This appraisal of the Noble manufacturing facility indicated its fair value was approximately $9 million, which was above its book value of $5 million. Accordingly, the property’s value was considered recoverable and no impairment was recorded.

Item 15. Exhibits, Financial Statement Schedules

2.	Please tell us how you determined that you should not include Schedule III. Reference is made to Rule 5-04 of Regulation S-X.

Response:

The Company notes that Rule 5-04 of Regulation S-X requires the filing of Schedule III “for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interest in real estate.” Additionally, we note Rule 5-04 provides that “real estate used in the business shall be excluded from the schedule.”

Our primary business is the provision of workforce accommodations, logistics and facility management services to the natural resource industry. We actively assess regions of potential future customer demand and pursue land acquisition (purchase or lease) and permitting in those regions through our “land banking” process in order to gain the strategic, early-mover advantage in an emerging region or resource play. Once a customer lodging contract is secured, we proceed with the construction, manufacture and installation of lodging facilities and continue to service our customers at such facilities by providing catering and food services, housekeeping, recreation facilities, laundry services and facilities management, as well as water and wastewater treatment, power generation, communications and personnel logistics where required. Accordingly, the Company’s real estate assets are not held for investment, but rather are used in the business of developing first available accommodations solutions in new markets. In addition, we believe that the location of the Company’s undeveloped real estate assets is a competitive advantage and disclosure of the location of such assets would advantage our competitors in identifying, following and competing against us in developing markets. The regions in which the Company purchases real estate assets for its land banking strategy are generally remote locations without sufficient infrastructure. The Company advises that potential sales of any such real estate assets would constitute an immaterial portion of the Company’s business.

As our real estate assets are not held for investment but rather are used in our business, we do not believe we are required to include Schedule III in our Annual Reports on Form 10-K.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Carolyn Stone, our Vice President, Controller and Corporate Secretary, at (713) 510-2414, or me at (713) 510-2410.

Very truly yours,

/s/ Frank C. Steininger

Frank C. Steininger

Senior Vice President, Chief Financial Officer and Treasurer

Cc:     Carolyn Stone, Civeo Corporation

Barclay Brewer, Civeo Corporation

John Williamson, Ernst & Young LLP

Tull R. Florey, Gibson, Dunn & Crutcher LLP